FORM U5B
REGISTRATION STATEMENT

Filed Pursuant to Section 5 of the Public Utility Holding Company Act of 1935

________________________________________________________________________________________________________

by

TNP ENTERPRISES, INC.
Name of Registrant

 Name, Title and Address of Officer to whom Notices and Correspondence concerning this Statement should be Addressed:

Thomas G. Sategna
Vice President and Controller
TNP Enterprises, Inc.
4100 International Plaza
P.O. Box 2943
Fort Worth, TX 76113

________________________________________________________________________________________________________

INSTRUCTIONS

 1.             Use and time of filing

Rule U-5B-1[1] prescribes the use of Form U5B marked "Adopted May 17, 1938" for complete registration statements by registered holding companies pursuant to Section 5. That rule also prescribes when such a statement must be filed.

2.             Formal Requirements

(a)           Each registration statement and any amendment thereto shall be filed in triplicate. One copy, complete with a shall be signed in the name of the registrant and shall be verified by the officer or agent executing the same. If the registration statement or any amendment thereto is signed by an agent or attorney, the power of attorney evidencing his authority to sign shall be attached unless such power of attorney has been otherwise filed with the Commission in which case definite reference thereto shall be made. The other two copies may have facsimile or typed signatures and Exhibits B, C, and G may be omitted therefrom;

(b)           Each registration statement and amendment shall be on paper approximately 8-1/2" by 11 in size, except that tables, charts, financial statements and other documents may be larger if folded to approximately that size. The left margin should be at least 1-1/2" wide. Binding should be on the left side. Exhibits B, C, and G should not be bound in with the signed copy but should be separately identified as required by the special Instructions as to Exhibits found on pages 13 and 14 of this form:

(c)           All charts, maps, typewritten or printed matter (including deficits in financial statements which should be clearly indicated by means other than color) should be set forth in black so that a photocopy will accurately represent the original. The registrant in the filing of this registration statement, should recopy each question in connection with each item and exhibit in the form and immediately thereafter the required answer should be given. The instructions for use of the form and the notes with respect to particular items and exhibits should not be recopied in the completed statements;

[1]  This rule was rescinded in the April 21, 1941, revision of the General Rules and Regulations.  Reg § 250.1 paragraph 52,0001] now prescribes the use of this form.___CCH.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(d)           All registration statements and amendments thereto shall be delivered through the mails or otherwise to the Securities Exchange Commission. Washington, D.C., 20549 and shall be deemed to have been filed with the Commission when actually received by it.

3.             Incorporation by Reference

(a)           Except as otherwise specifically provided, any company filing a registration statement may in complete or par to any item or other requirement thereof, incorporate, by exact and specific reference, the particular statement exhibit referred to, or any matter appearing in another part of the same statement, or in any other public document with file Commission which was filed by such company or any associate company pursuant to the provisions of Public Utility Holding Company Act of 1935. In addition, the registrant may in complete or partial fulfillment of the requirement of exhibits B and C incorporate by exact and specific reference any particular exhibit included in any other public document on file with this Commission. However, it is desired that as far as practicable the statement be complete in itself. No answers should be made by reference to any other statement or exhibit unless the registrant deems that such procedure will materially lessen the cost of preparing the statement or otherwise substantially serve the registrant's convenience.

(b)           Where associate companies have filed registration statements on Forms U5B, it may be convenient and desirable for the registrant to refer to answers contained in such statements of associate companies. In such cases the registrant may state that such reference shall be deemed to refer to any and all amendments of such items or exhibits thus referred to that may thereafter be filed by such associate company and, if such statement is made, it shall be deemed to include all future amendments to the particular item or exhibit to which reference is made. If such a statement is not made, the incorporation by reference shall be deemed to refer only to the specific item or exhibit referred to as in effect at the date the statement making such incorporation by reference is filed.

(c)           Reference may be made to maps and any amendments thereto without specifying the particular portions which are applicable to the particular company or companies in question, provided that such maps show the location of the properties of such company or companies in such a way that they can be clearly distinguished from those of other companies shown;

(d)           Notwithstanding any other provisions of this paragraph 3, the Commission may require a complete statement in answer to any item if, in its opinion, the incorporation by reference of such exhibit or of all or part of the answer to such item renders the registration statement indefinite or confusing.

4.             Availability of Information

If the information called for by all item or exhibit of this form is not known to the registrant, it need give only such information as can be procured without incurring unreasonable effort or expense; Provided, however, that in every such case the answer shall (1) clearly and specifically indicate what part of the information supplied is not definitely known to the registrant and allege that the statements made represent the registrant's best information and belief; (2) adequately disclose the sources from which the registrant has procured the information given: (3) state specifically that unreasonable effort or expense would be involved in procuring more accurate information and give adequate evidence to support such statement.

In lieu of clause (3) above, the registrant may make a statement showing that the required information is peculiarly within the knowledge of another person neither controlling, controlled by (nor) under common control with the registrant, provided that the statement shall also show that the registrant has made appropriate requests to such person for the desired information and shall set forth the results of such requests or efforts. In any case in which, in accordance with the above provisions, the registrant supplies information not known by it to be true, it may include a disclaimer of responsibility for the accuracy or completeness of the information given.

5.             Definitions

As used in this form the following words shall be deemed to have the meanings herein attributed to them:

"Registrant" means the holding company submitting the registration statement.

"Officer" means the chairman of the Board of Directors, all members of the executive and finance committees, and the chairman of each other standing committee of (the Board of Directors, and the president, vice president, treasurer, secretary or comptroller and any other person by whatever title designated who performs for a person functions corresponding to those normally performed by the foregoing.

"Officer" also means any assistant to any such officer except one whose work is at all times actively supervised by the person holding the title to such office, not however, including times when such officer is temporarily absent from duty.

"Director" means any director of a corporation or any individual who performs similar functions in respect of any company, and shall include a trustee under a voting trust.

Unless the context indicates the contrary, all other terms have the same meaning as in the Public Utility Holding Company Act of 1935 and the rules and regulations thereunder.

Form U5B

REGISTRATION STATEMENT

The undersigned holding company hereby submits its registration statements to the Securities and Exchange Commission pursuant Section 5 of the Public Utility Holding Company Act of 1935.

1.             Exact name of registrant.                                                     TNP Enterprises, Inc.

2.             Address of principal executive offices.                            4100 International Plaza
                                                                                                                P.O. Box 2943
                                                                                                                Fort Worth, TX 76113

3.             Name and address of chief accounting officer.               T.G. Sategna
                                                                                                                Vice President and Controller
                                                                                                                TNP Enterprises, Inc.
                                                                                                                4100 International Plaza
                                                                                                                P.O. Box 2943
                                                                                                                Fort Worth, TX 76113

4.             Furnish the following information as to the registrant and each subsidiary company thereof:

Col. A Name of Company	Col. B Organization	Col. C State of Organization	Col. D Type of Business
1. TNP Enterprises, Inc.	Corporation	Texas	Holding company
1.1 Facility Works, Inc.	Corporation	Texas	Inactive
1.2 Texas-New Mexico Power Company	Corporation	Texas	Electric utility company
1.2.1 Texas Generating Company, LP[2]	Limited partnership	Texas	Inactive
1.2.2 Texas Generating Company II, LLC	Limited liability company	Texas	Inactive
1.2.2.1 Texas Generating Company, LP[2]	Limited partnership	Texas	Inactive
1.3 TNP Operating Company	Corporation	Texas	Inactive
1.4 FCP Enterprises, Inc.	Corporation	Delaware	Energy-related subsidiary (electric and marketing)
1.4.1 First Choice Power, LP[3]	Limited partnership	Texas	Energy-related subsidiary (electric and marketing)
1.4.1.1 First Choice Power Special Purpose, LP[4]	Limited partnership	Texas	Energy-related subsidiary (electric and marketing)
1.5 First Choice Power GP, LLC	Limited liability company	Texas	Energy-related subsidiary (electric and marketing)
1.5.1 First Choice Power, LP[3]	Limited partnership	Texas	Energy-related subsidiary (electric and marketing)
1.5.2 First Choice Special Purpose GP, LLC	Limited liability company	Delaware	Energy-related subsidiary (electric and marketing)
1.5.2.1 First Choice Power Special Purpose, LP[4]	Limited partnership	Texas	Energy-related subsidiary (electric and marketing)
1.6 TNP Technologies, LLC	Limited liability company	Texas	Inactive
1.7 TNPE-Magnus, LLC	Limited liability company	Texas	Inactive

[2] Texas-New Mexico Power Company owns a 99% limited partnership interest and Texas Generating Company II, LLC owns a 1% general partnership interest in Texas Generating Company, LP.

[3] FCP Enterprises owns a 99.5% limited partnership interest and First Choice Power GP, LLC owns a 0.5% general partnership interest in First Choice Power, LP.

[4] First Choice Power, LP owns a 99.5% limited partnership interest and First Choice Power Special Purpose GP, LLC owns a 0.5% general partnership interest in First Choice Power Special Purpose, LP.

Note 1:   (a)  Incorporation by reference is not permitted in answer to this item.
                (b)  Indent to show degree of remoteness from registrant, for example:
                             Registrant
                                       Company A (Subsidiary of registrant)
                                                      Company B (Subsidiary of Company A)
                                       Company C (Subsidiary of registrant)
                                                      Company D (Subsidiary of Company C)
                                                      Company E (Subsidiary of Company C)
                                                                    Company F (Subsidiary of Company E)
                (c)  The answer to this item should include all inactive and non-utility companies.

               (d)  If court proceedings looking toward a reorganization or liquidation are pending with respect to any such company, indicate such fact by an appropriate symbol referring to a footnote which sets forth the title of the court, nature of proceedings and the date when commenced.

Note 2:   Specify briefly the kind of business in which each company is engaged, for example, holding company, holding operating company electric utility, gas utility, gas and electric utility, gas transmission, service company, etc.

BUSINESS

5.             Describe briefly:

(a)           The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries;

Information concerning the general character of the business of TNP Enterprises, Inc. and its subsidiaries is available in Item 1 of the Second Amended Form U-1 Application of PNM Resources, Inc. (File No. 070-10285) and Item 1 of the annual report on Form 10-K of TNP Enterprises, Inc. for the fiscal year ended December 31, 2004 (File No. 002-89800) the relevant sections of which are incorporated by reference herein.

(b)           Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

Information concerning any substantial changes that may have occurred in the general character of the business of TNP Enterprises, Inc. and its subsidiaries during the preceding five years is available in the Second Amended Form U-1 Application of PNM Resources, Inc. (File No. 070-10285) and the annual reports on Form 10-K and the quarterly reports on Form 10-Q of TNP Enterprises, Inc. for the past five years.  Further information is included in the Form 8-K of TNP Enterprises, Inc. filed July 8, 2005 and August 10, 2005.

 INSTRUCTIONS

1.             The purpose of this item, in addition to furnishing a general over-all picture of the system, is to show separately, in so far as possible, information relating to the business of strictly holding companies, public utility subsidiaries (including those which are both holding and operating companies) and the other subsidiaries in the system (grouped according to their respective classes of business), in order that the division between the various major classes of business may be clearly understood. This item does not refer to the corporate powers and objects, of any company. It should record briefly the historical and statistical facts in connection with the business of the registrants any subsidiary holding companies and their respective public utility and various classes of other subsidiaries.

In answer to this item comparable statistical information may be presented in one summary tabulation, provided the information is satisfactorily separated as between the various groups of companies in such a way that a clear understanding is given as to each.

In reporting any substantial changes that have taken place during the preceding five years, there should be included where applicable, a brief description of the effect of changes due to modification of rates, competitive conditions, acquisitions and or sale of property. Important changes as to either character or extent of business due to unusual causes should also be included. If no substantial changes have taken place during the preceding five years, this should be stated.

(A)          The business of the registrant and each subsidiary which is strictly a holding company;

(B)  (1)    Electric and gas utility business (as defined in Sections 2(a)(3) and 2(a)(4) of the Act), including that of holding companies which are also public utility operating companies;

(2)           Business auxiliary to that of public utility companies, such as service companies, coal mines, gas production or transmission companies and similarly related enterprises;

(C)           Utility business other than that of electric and gas utilities. This group should include the business of companies that may ordinarily be classes as public utility companies although not so defined in the Act, such as transportation, telephone, water, or companies of like character;

(D)          Other business. This group should include all companies engaged in industrial or other business not included in preceding group.

III.           The type of information to be furnished for the various classes of business, where applicable, is as follows:

(A)          For each company which is strictly a holding company, describe briefly the functions and activities of each such company;

(B)           (1)           For the electric or gas public utility companies and holding companies which are also electric or gas operating companies the following information (where applicable) should be furnished:

(i)            A general statement of the nature of the business conducted by the various subsidiaries in the system such as production, distribution and sale of various classes of service supplied. Arrangements for purchase of electricity and gas from other than associate companies (as shown on Exhibit E) should be briefly described as well as the amounts purchased for each of the past five years, as compared with the amounts manufactured or produced within the system during the same period;

(ii)           Number of communities served at retail and number of communities served at wholesale (by States) should be furnished for each class of service rendered. The estimated aggregate population of communities receiving the respective classes of service should be furnished;

(iii)          Furnish by years for the past five years the number of customers by classes and the magnitude of service rendered, expressed in annual sales of kwh of electricity and Mcf of gas, separated, where practicable, between classes of customers;

(iv)          Furnish a statement of gross revenues for each of the past five years, broken down where applicable, for each class of service rendered expressing by footnote the general character of business included in each class of service and such other appropriate information as will indicate for that period the magnitude, scope and trend of business conducted by the companies in this group of properties;

(2)           For companies whose business is auxiliary to that of any electric or gas public utility company or to a holding company which is also an electric or gas operating company, the following information (where applicable) should be furnished:

(i)            A general statement of the nature of the business conducted by such companies and how such business is related to that of any of the public utility companies:

(ii)           Information as to volume and character of the business conducted, expressed in gross revenue and in such other units as may be appropriate to the type of business conducted:

(iii)          Such other appropriate information as will indicate the magnitude, scope and trend of the business conducted by each of the companies in this group.

(C)           For other utility companies, ordinarily classed as public utilities although not so defined in the Act, furnish the following information where applicable:

(1)           A general statement as to the nature and location of the business conducted by such other utility subsidiaries;

(2)           Where applicable, the number of communities (distributed by States) for each general class of service rendered and ally other information as will indicate the magnitude, scope and trend of business conducted by the various companies in this group:

(3)           Breakdown of gross revenues for each of the past five years showing total amounts and percent for each of the various general classes of service rendered and any other information as will indicate the magnitude, scope and trend of the business conducted by each of the companies or groups of companies.

(D)          For other companies furnish the following information:

(1)           A general statement as to the nature and location of the business conducted by the various other companies not included in the preceding groups;

(2)           Any information as to volume and character of business conducted, expressed in gross revenues or in such other units as may be appropriate for the type of business conducted;

(3)           Any other information that will indicate the magnitude, scope and trend of the business conducted by the various companies in this group.

PROPERTY

6.             Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plan or important unit is not held in fee, so state and describe how held.

Information concerning the general character and location of the principal plants, properties and other important physical units of TNP Enterprises, Inc. and its subsidiaries is available in Item 2 of the annual report on Form 10-K of TNP Enterprises, Inc. for the fiscal year ended December 31, 2004 and Form U-3A-2 of TNP Enterprises, Inc. filed on February 28, 2005.

INSTRUCTIONS

1.             The purpose of this item is to furnish a description of the important units of physical property of the system showing the information separately, where applicable, as between public utility and other companies. If practicable the information required is preferably to be furnished in tabular form. In addition, a separation should be made where applicable and possible, as between (a) property in active use; (b) property held in reserve for standby purposes; and (c) property which is neither used nor useful.

II.            Where applicable, the information required should be furnished separately for the following classes of property:

(A)          (1)           Properties of electric and gas public utility companies;

(2)           Properties of companies whose business is auxiliary to that of electric and gas public utility companies;

(B)           Properties of other utility companies exclusive of electric and gas companies, ordinarily classed as public utility companies, such as transportation, telephone, water and any other such companies;

(C)           Properties of other companies. This will include all properties of other companies such as manufacturing, real estate and others as are not included in the preceding groups.

III.           For the above groups of properties information should be furnished as follows:

(A)          (1)           In connection with the properties of electric and gas public utility companies, furnish information as to type, location, and capacity of generating stations, gas plants, and equipment, electric transmission substations, miles and size of transmission lines (both electric and gas) and other major items of public utility property and any other information concerning physical property which will convey an adequate concept of the nature and magnitude of the properties:

(2)           In connection with properties of companies whose business is auxiliary to that of the public utility companies such as coal mines, gas production, or transmission, and similar companies, furnish a brief description, including type, size and location of the important physical units of property of such companies together with any other important information that will convey an adequate concept of the nature and magnitude of such properties.

(B)           For other utility properties exclusive of electric and gas properties, such as transportation, telephone and water companies, information should be furnished indicating the type, size and location of the principal units of physical properties, such as water pumping plants, reservoirs, telephone properties, railroads, transportation systems, etc., along with any other applicable information that will convey an adequate concept of the nature and magnitude of the property.

(C)           For other properties not included above, furnish similar comparable information showing the type, size and location of such properties.

INTERSTATE TRANSACTIONS

7.             For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

                None.

Electric kwh	Energy Gas mcf
Total Annual Sales
Interstate Transactions: * *
Name of State
Delivered out of State
Received from out of State
Name of State
Delivered out of State
Received from out of State

* *Show for each State in which the company operates, electric energy and/or gas transmitted out of State and received from out of State including all electric energy and/or gas delivered and received at State lines. Do not show net balance. If exact amounts are not known, give estimate.

NOTE: If all such companies engaged in the interstate transmission of electric energy have regularly furnished reports of such electric energy transactions to the Federal Energy Regulatory Commission, either on its Form IT-I pursuant to Order No. 36 of such Commission, or any other form which may hereafter be adopted by such Commission, the registrant may, in lieu of supplying the above data with respect to electric energy transactions, give the names of the companies engaged in such interstate transactions and state that their reports with respect to such interstate transactions for the period in question are on file with the Federal Energy Regulatory Commission.

SECURITIES OUTSTANDING

8.  Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

FUNDED DEBT

(a)     For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)

By permission of the Staff, Columns E through I have been omitted.  All information is as of June 30, 2005, except where indicated.

Col. A.	Col. B.	Col. C.	Col. D.
	Title		Amount
Name of	of	Amount	Issued
Obligor	Issue	Authorized	Less
(Note 1)	(Note 2)	(Note 3)	Retired

Texas-New Mexico Power Company	6.25% Senior Notes Due 2009 and 6.125% Senior Notes Due 2008	Unlimited under indenture and $425,000,000 under supplemental indentures	$415,716,213

As reflected in the Form 8-K filed by TNP Enterprises, Inc. on July 8, 2005, TNP Enterprises, Inc. redeemed all of its outstanding long-term debt on July 6, 2005.

Note 1:  In the case of funded debt secured by liens on property owned the owner of such property should be listed as the obligor even though it has not assumed such debt.

Note 2:  In the case of securities issued in series, each series should be treated as a separate item but all series under the same basic indenture should be grouped together. The full title of each issue and each series should be given. The title should indicate the rate of interest, the date of maturity, and whether the loan is secured or unsecured. In the case of funded debt not assumed but secured by liens on property owned, state the name of the issuer and the fact of non-assumption. Major limitations on the obligation to pay interest should be indicated, for example, "income" bonds, etc. Serial maturities should be indicated, for example, "maturing serially 1939 to 1947." If there is any existing event of default in connection with any security reported above or the indenture under which it is issued, the existence and character of the default shall be indicated by a suitable footnote. The amount of any arrearage in payment of principal, interest or sinking fund requirements should be reported for each issue.

Note 3:  State amount authorized by indenture. If unlimited so indicate. If the indenture authorizes the issuance of securities in series, there should be shown in Column C the amount authorized by the basic indenture as well as the amount authorized by the supplementary indenture covering each series. If the amount is unlimited that fact should be indicated.

Note 4:  State title of fund in which issuer holds such securities.

Note 5:  State briefly essential details of all funded debt, loans or other obligations for which pledged as collateral. This information shall include the securities of each issuer pledged by each company in the system.

CAPITAL STOCK

 (b)   For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include here any warrants, options or other securities reported under paragraph 8(d)).

By Permission of Staff, Columns G through J have been omitted.

As of June 30, 2005
Col. A	Col. B	Col. C	Col. D	Col. E	Col. F
*Name of Issuer	Title of Issue	Amount	Amount Reserved	Amount	Amount
		Authorized	for Options,	Unissued	Issued
			Conversions &
			Other Rights

Facility Works, Inc.	Common stock,
	$10 par value	2,000,000	None	1,999,900	100
					$1,000

	Preferred stock,
	$100 par value	200,000	None	200,000	None

Texas-New Mexico Power Company	Common stock,
	$10 par value	12,000,000*	None	11,989,295	10,705
					$107,050

	Preferred stock,
	$100 par value	1,000,000	None	1,000,000	None

TNP Operating Company	Common stock,
	no par value	2,000,000	None	1,999,000	1,000
					$1,000

	Preferred stock,
	no par value	200,000	None	200,000	None

FCP Enterprises, Inc.	Common stock,
	no par value	100	None	99	1
					$100

*Does not include limited liability companies and limited partnerships.

Note 1: The title of issue should show the par value, or if no par, the stated or declared value per share. As to preferred stock, the title of issue should also show the rate of preferred dividends and whether cumulative or noncumulative. If any difference exists between liquidating and par, stated or declared value per share, this difference should be indicated either in the title or by appropriate footnote and the proper amounts reported under Column G.

Note 2: Any arrears in connection with any security reported above should be noted and briefly explained by appropriate footnote. The amount of any arrearage on each outstanding security should be reported.

Note 3: State briefly essential details of all funded debt, loans or other obligations for which pledged as collateral. This information shall include the securities of each issuer pledged by each company in the system.

CONTINGENT LIABILITIES

(c)           A brief outline of the nature and amount of each contingent, liability on account of endorsement or other guarantees of any securities.

                                Information regarding contingent liabilities is set forth in the following documents:

Note 12 (Commitments and Contingencies) to the Consolidated Financial Statements of the Form 10-K of TNP Enterprises, Inc. for the fiscal year ended December 31, 2004.  Status of contingent liabilities is also presented in the Form 10-Q filing for the periods ended March 31, 2005 and June 30, 2005.

OTHER SECURITIES

(d)           A statement of the amount of warrants, rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

                                None.

INVESTMENTS IN SYSTEM SECURITIES

9.             Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

As of June 30, 2005
	Names of	Title of	Number of	Original
Shares held by	Issuers	Issue	Shares	Cost	Book Value

TNP Enterprises, Inc.	Facility Works, Inc.	Common stock	100	$1,000	$ -

TNP Enterprises, Inc.	Texas-New Mexico Power Company	Common stock	10,705	$ 107,050	$ 655,000,208

TNP Enterprises, Inc.	TNP Operating Company	Common stock	1,000	$ 1,000	$ 1,363,044

TNP Enterprises, Inc.	FCP Enterprises, Inc.	Common stock	1	$100	153,432,249

INVESTMENTS IN OTHER COMPANIES

10.           Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

                None.

INDEBTEDNESS OF SYSTEM COMPANIES

11.           List each indebtedness of the registrant and of each subsidiary company thereof(other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owned by any much company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is than $5,000, and give the following additional information as to each such indebtedness:

(a) Debts owed to associate companies at June 30, 2005:
Name of Debtor	Name of Creditor	Amount Owed	Rate of Interest	Date of Maturity
TNP Enterprises, Inc	TNMP	$ 61,925	N/A	N/A
First Choice Power	TNMP	$ 410,613	N/A	N/A
First Choice Power	TNMP	$ 11,724,000	N/A	N/A
(b) Debts owed to others: Omitted by permission of the Staff.
Name of Debtor	Name of Creditor	Amount Owed	Rate of Interest	Date of Maturity

Note: If any of the above reported indebtedness is pledged as collateral or is secured by the pledge of any security not included in the answer to Item 8(a), Item 8(b), or Item 10, this information should be furnished by appropriate footnotes.

PRINCIPAL LEASES

12.           Describe briefly the principal features each lease (omitting oil and gas leases to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

TNP Enterprises, Inc. and Its Subsidiaries
Leases with annual payments exceeding $50,000
Total annual
Lessee	Lessor	Description of lease	Lease payments
TNMP	Altec Capital Services	Vehicles	$ 1,402,640

TNMP	Apex Fleet	Vehicles	$ 52,397

TNMP	Donlen Corporation	Vehicles	$ 196,543

TNMP	GE Capital Fleet Services	Vehicles	$ 1,163,297

TNMP	CMD Realty Investment	Office Space	$ 774,640

TNP	Tri State Consumer Insurance Co.	Office Space (has been assigned	$ 55,164
to Laurel Hill Capital, LLC)
TNMP	Winthrop	Information Technology Equipment	$ 83,554

TNMP	Tri State Generation & Transmission Assoc., Inc.	Transmission Line Easement	$ 55,000
$ 3,783,235

SECURITIES SOLD

13.           If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

	Amount	Proceeds Received	Expenses of	Name of Principal	Underwriters
	Issued	by Issue per $100	Issuers	Underwriters or	Initial
Title of Issue	or Sold	Before Expenses	per $100	Purchasers	Offering Price

TNP Enterprises 10.25% Senior Subordinated Notes Due 2010	$275,000,000	100%	3.636%	CIBC World Markets Corp., Chase Securities, Inc., Barclays Capital, Inc.	100%
TNP Enterprises Amended and Restated Credit Agreement	$112,500,000	100.00%	2.565%	CIBC World Markets Corp.	100%
Texas-New Mexico Power Company 6.125% Senior Notes Due 2008	$250,000,000	99.569%	2.419%	Barclays Capital, Inc. and CIBC World Markets Corp.	99.569%

INSTRUCTIONS

Information is to be given separately for each distinct transaction, except that if the sales were "open-end" or otherwise constituted a continuous operation, the information may be given by such totals and periods as will reasonably convey the information required.

AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14.           (a)           Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary;

                                None.

(b)           Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

                None.

TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

(a)           List the twenty largest holders in accordance with the table below:

	Holder of Record
	and Address	Number of Shares
Title of Issue	(Note 1)	Owned	Percent of Class
Common Stock	PNM Resources, Inc. Alvarado Square Albuquerque, New Mexico 87158	100	100%

Note 1:   If any such holder of record is a personal holding company as defined in Title 26, Section 33 1(b) of the United States Code, or a trustee or nominee for one or more persons who hold the beneficial interest in such stock, give the names of the individuals who are the principal owners of stock of such company or the names of the individuals who have such beneficial interest, in parentheses immediately below the name of the holder of record. If any one individual whether by ownership of stock in a personal holding company or otherwise, is the beneficial owner of more than one block of a particular class of stock of the registrant, and the aggregate of such holdings would make such individual one of the "twenty largest holders" of such class of stock, such holdings should be grouped and the name of such individual owner should be shown.

Note 2:   If any information required is not furnished there must be full compliance with the requirements of Instruction 4.

(b)           Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

None.

(c)           Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

                There is one shareholder of record holding 100 shares.

OFFICERS, DIRECTORS AND EMPLOYEES

16.           (a)           Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

By permission of the Staff: (a) only the name of each officer or director, the company, and the titles of the position held are included; (b) information on the compensation of officers, and directors and certain employees required by Item 16(a) and (b) are excluded; and (c) information relating only to TNP Enterprises, Inc. is included.

Present
			Positions and	Compensation
Name	Address	Company	Employments	(Annual Rate)

Jeffery E. Sterba	c/o PNM Resources, Inc.	TNP Enterprises, Inc.	Chairman, President	Omitted
	Alvarado Square		and CEO, Director
Albuquerque, NM 87158

A. A. Cobb	c/o PNM Resources, Inc.	TNP Enterprises, Inc.	Director	Omitted
Alvarado Square
Albuquerque, NM 87158

W. D. Hobbs	c/o PNM Resources, Inc.	TNP Enterprises, Inc.	Director	Omitted
Alvarado Square
Albuquerque, NM 87158

C. E. McMahen	c/o PNM Resources, Inc.	TNP Enterprises, Inc.	Director	Omitted
Alvarado Square
Albuquerque, NM 87158

T. G. Sategna	c/o PNM Resources, Inc.	TNP Enterprises, Inc.	Vice President and Controller	Omitted
Alvarado Square
Albuquerque, NM 87158

T. R. Horn	c/o PNM Resources, Inc.	TNP Enterprises, Inc.	Vice President, Secretary and	Omitted
	Alvarado Square		Treasurer
Albuquerque, NM 87158

Note 1:   Where compensation is required to be given, state present annual rate for each position and employment. In the case, of directors and officers compensated on a fee basis, the actual compensation paid during a twelve months' period ended on a named date within 30 days, indicating such date, shall be given in lieu of the present annual rate. In the case of officers (but not directors) compensated on a fee basis where the employment is only part time, this fact should be noted.

(b)           Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

                Omitted by permission of the Staff.

(c)           Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000 give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

                None.

 (d)          Contracts. If any such director, trustee or officer as aforesaid:

(1)           has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

(2)          either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

(3)          has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein.

To the knowledge of the Company's management, no such contracts exist.

(e)        Banking connections. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

               Charles McMahen is also a member of the board of directors of Compass Bancshares, Inc.  Mr. McMahen is not an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm.  He is authorized by Rule 70(a) to serve on the board of directors of TNP Enterprises, Inc.

INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17.          Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such, trustee which were issued pursuant to such an indenture.

                                To the knowledge of the Company's management, there are no such interests or claims.

SERVICE, SALES AND CONSTRUCTION CONTRACTS

18.          As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

Note:      This item is intended to apply to service, sales or construction contracts within the scope of Section 13. It is not intended to apply to any contracts for purchase of power or gas or ordinary contracts for materials and supplies, printing, etc., made with non-affiliates.

Information regarding the principal sales, service or construction contracts for the Company is available in Item 15 in its Annual Report on Form 10-K for the year ended December 31, 2004 and the Amended Form U-1 (File No. 70-10280) filed by PNM Resources, Inc. on July 26, 2005.

LITIGATION

19.           Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

(1)           Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

 (2)          Proceedings involving any franchise claimed by any such company;

 (3)          Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

 (4)          Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issues or guaranteed by any other company;

 (5)          Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

                Information regarding litigation involving the Company is available and hereby incorporated by reference herein in Item 3, "Legal Proceedings," and Item 8, Note 12, "Commitments and Contingencies," of the Annual Report of TNP Enterprises, Inc. on Form 10-K for the fiscal year ended December 31, 2004 and to Part 1, Item 1, Note 8, "Commitments and Contingencies," and to Part 2, Item 1, "Legal Proceedings," of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005 and Part 1, Item 1, Note 9, "Commitments and Contingencies," and to Part 2, Item 1, "Legal Proceedings," of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005.

EXHIBITS

Submit the following exhibits as a part of the registration statement.

INSTRUCTIONS

Information in the exhibits should be furnished as of the latest available date.

Exhibits B, C, and G should not be bound with the signed copy of the registration statement. Each separate part of each such exhibit shall be given a suitable identification number or symbol, for example, "Exhibit C-Part 12" and each such part shall have a suitable legend stating that the document is a part of an exhibit to the U5B registration statement of the registrant (giving name). Each such legend shall be signed by the officer or person who verifies the registration statement.

If at the time of filing of this registration statement Exhibits D, F, and G have not been prepared, the registrant may in lieu of the appropriate exhibit state that tact and shall agree that promptly upon their completion the required number of copies of each such statement or report will be submitted as an amendment to this statement, and shall indicate the approximate date such statements or reports will be filed.

In connection with information filed in answer to Exhibits B, C, E, F, and G, registrant should prepare, and include as part of the registration statement, an index or a summary tabulation either for all such exhibits or for each such exhibit indicating the name of the company, the information furnished and the identification number or symbol used in connection with each separate document

EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

All companies are 100% owned unless otherwise noted.

Name of Company, Parent and Subsidiaries                                                    Percentage owned by parent

1.                    TNP Enterprises, Inc

1.1                     Facility Works, Inc.

1.2                     Texas-New Mexico Power Company

1.2.1                                    Texas Generating Company, LP*

1.2.2                                    Texas Generating Company, II, LLC

1.2.2.1                                                Texas Generating Company, LP*

1.3                     TNP Operating Company

1.4                     FCP Enterprises, Inc.

1.4.1                                    First Choice Power, LP**

1.4.1.1                                                First Choice Power Special Purpose, LP***

1.5                     First Choice Power GP, LLC

1.5.1                                    First Choice Power, LP **

1.5.2                                    First Choice Special Purpose GP, LLC

1.5.2.1                                                First Choice Power Special Purpose, LP***

1.6                     TNP Technologies, LLC

1.7                     TNPE-Magnus, LLC

*Texas-New Mexico Power Company owns a 99% limited partnership interest and Texas Generating Company II, LLC owns a 1% general partnership interest in Texas Generating Company, LP.

**FCP Enterprises owns a 99.5% limited partnership interest and First Choice Power GP, LLC owns a 0.5% general partnership interest in First Choice Power, LP.

***First Choice Power, LP owns a 99.5% limited partnership interest and First Choice Power Special Purpose GP, LLC owns a 0.5% general partnership interest in First Choice Power Special Purpose, LP.

EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

Exhibit B-1:            New TNP Bylaws (designated as Exhibit 3.2 to the Company's 10-Q for the quarter ending June 30, 2005).

Exhibit B-2:            Articles of Incorporation of TNP and TNMP, as amended through July 7, 2005 and July 8, 2005, respectively (designated as Exhibits 3.1 and 3.1.2 in the TNP and PNMR Forms 10-Q for the quarter ending June 30, 2005, respectively).

EXHIBIT C.

(a)           With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder, does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

                Omitted by permission of the Staff.

 (b)          As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility-assets (as defined in Section 2(a)(l 8) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

                Omitted by permission of the Staff.

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year- ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

For information on a consolidated statement of income and surplus of the Company, see the Form U-3A-2 filed February 28, 2005 and the Form 10-K for the fiscal year ended December 31, 2004 of TNP Enterprises, Inc.

INSTRUCTIONS

If the statements of certain companies are customarily omitted from the consolidated statements of the registrant and its subsidiaries, the statements of such companies may be omitted from the consolidating statements required herewith. In case of such omission statements for such companies shall be separately furnished, provided, however, that if complete statements of such companies are included in the annual report required under Exhibit F and/or the annual report required under Exhibit G, such statements may be incorporated herein by reference. The consolidating statement for any company may include one or more consolidated statements of its subsidiary companies, i.e., one or more of the statements appearing in the consolidating statement may be a consolidated statement of a subsidiary and its subsidiaries. In such cases, however, a consolidating statement in support of each such consolidated statement shall be included or incorporated by reference.

In the consolidated column of each consolidating statement there shall be shown separately the amount of capital stock of its subsidiary companies owned by persons other than the holding company and its subsidiary companies and also the amount of the equity of such other stockholders in the surpluses of subsidiary companies. The elimination adjustments in each consolidating balance sheet shall be supported by schedules showing the adjustments pertaining to each company included in the consolidation. Such schedules shall be sufficiently detailed as to reveal clearly the nature of the adjustments.

The consolidating balance sheet and consolidating statements of income and surplus of the registrant and its subsidiaries shall be prepared and certified in accordance with the requirements of Regulation S-X which governs the certification, form and content of such statements, including the basis of consolidation, and prescribes the statements of surplus and the schedules and notes to be filed in support of the balance sheets and statements of income. These consolidating statements shall set forth the individual statements of the parent company and of each subsidiary and the consolidated statements of such parent and subsidiary companies included in the consolidation. The schedules and notes required by

Regulation S-X shall be filed in support of the consolidated statements and the corporate statements of the parent company included in such consolidated statements, but separate schedules and notes need not be filed in support of individual statements of subsidiaries included in such consolidated statements. Only the consolidated statements and the corporate statements of the parent company included in the consolidated statements, and the schedules and notes in support of such consolidated and corporate statements, need be certified. (As added by Release No. 10,432, issued and effective March 12, 1951.)

Registrant shall file the following data with the Commission at the same time that the consolidating statements of income and surplus and consolidating balance sheets are filed, unless the Commission for some cause shown shall extend such time:

(a)           For each system company including the predecessors, exclusive of holding companies subject to the Uniform System of Accounts for Public Utility Holding Companies, registrant shall submit a transcript of the surplus account or accounts of each such company covering the entire period from inception, or January 1, 1915, whichever is the later, up to the beginning of the period covered by the consolidating statement of surplus, showing in detail the nature and amount of debits and credits, respectively, and the balance in the account at the close of each specified year. The transcript shall be accompanied by a summary statement in which debits and credits for the entire period covered by the transcript have been classified according to their nature summarized to show the aggregate amount of each class as well as the aggregate amount of debits and credits, respectively, for the period. The right is reserved to require any additional data with respect to the details of surplus acquired from merged, consolidated, or other predecessor companies.

 (b)          REVALUATION STATEMENTS. Submit a brief description of each major revaluation or restatement of investments or of fixed assets (whether tangible or intangible) which was made since January 1, 1915 and is reflected in the fixed asset accounts or in the investment accounts on the books of the registrant or any subsidiary company thereof, or on the books of any predecessor of any such company.

Such brief description shall include:

(1)           Date on which each such revaluation was recorded.

(2)           The basis for the revaluation, indicating whether or not such revaluation was approved by any State Commission or other governmental body.

(3)           The accounts affected and the amount of the resultant increase or decrease in such accounts.

(4)           A statement of the contra account or accounts affected and the amounts credited or debited thereto, and the ultimate disposition of such amounts.

(5)           As to an acquisition from an affiliated vendor which resulted in recording of investments or of fixed assets on the books of the acquiring company at a figure which perpetuated a revaluation by the selling company or resulted in a profit to the selling company: the cost at acquisition to such vendor and a detailed description of such cost.

(6)           Where a revaluation resulted from placing an initial value on any investment or fixed asset in excess of cost as of the date of acquisition, submit a detailed description of the consideration for each such acquisition.

PROVIDED, HOWEVER, that in the event that the effect of any particular revaluation has been wholly and specifically reversed, subsequent to the time it was first impressed on such accounts, then it shall be unnecessary for the registrant to include such original revaluation or the reversal thereof in such description.

Note: Any revaluation involving a change amounting to five percent or more of the book value of the assets as of the nearest available date prior to such revaluation, or $100,000, whichever was the lesser, shall be deemed a "major revaluation," but partial reversals of a previous (reported) revaluation not wholly and specifically reversed should be reported regardless of the amount involved.

(c)           TRANSCRIPT OF OPEN ACCOUNTS PAYABLE. Submit a transcript of each undischarged open account payable to associate companies as of the close of the last fiscal year, of the registrant and each subsidiary thereof, since date of inception or January 1, 1915, whichever is the later, excluding current running accounts which include only items which are settled at least annually and which result from service, construction, or sales contracts (including sales of materials and supplies), or from the purchase of electric energy or natural or manufactured gas.

Each transcript shall include the predecessors of each associate company and of the registrant and each subsidiary thereof, and shall show in detail the nature and amount of the debits and credits to each such open account and the balance in the account at the end of each specified year.

Each transcript shall be accompanied by a summary statement in which debits and credits for the entire period covered by the transcript have been classified according to their nature and summarized to show the aggregate amount of each class as well as the aggregate amount of debits and credits, respectively, for the period.

 (d)          DEPRECIATION OR RETIREMENT RESERVE ACCOUNT. Explain the past depreciation policies of the system since date of inception or January 1, 1915, whichever is the later. Submit a summary analysis since date of inception or January 1, 1915, whichever is the later, to the close of the last fiscal year, of the depreciation or retirement reserve accounts of the registrant and each subsidiary thereof, including predecessors of each such company. Analysis shall show the balance in such reserve accounts applicable to electric, gas and other plant accounts, at the end of each specified year.

Analysis shall indicate clearly the nature of each debit and credit included in such analysis, other than retirement of property or accruals from earnings.

State the amount of depreciation allowed (or claimed) for Federal income taxes by the registrant and each subsidiary thereof (by years) for the five-year period ended with the close of the last fiscal year.

 (e)          CONSIDERATION FOR SECURITIES ISSUED OR SOLD. Submit a schedule showing each security issued or sold since date of inception, the total consideration received for each such security and the accounts credited therewith, as to the registrant and each subsidiary thereof as of the close of the last fiscal year. In the event that the par or stated value of any security issued or sold since date of inception was altered for any reason subsequent to its issuance or sale, submit in each such case a copy of the entry effecting such change together with a copy of the resolution of the board of directors or stockholders authorizing such alteration.

EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

(1)           Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

 (2)          Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

(a)           Generating plants-kind and capacity;

(Note-In stating electric capacities, use name plate rating when available.)

(b)           Transmission line-voltage, number of circuits, kind of supports, kind and size of conductors; (Note-Map legend should clearly state registrant's basis for differentiation between transmission lines and distribution lines.)

(c)           Transmission substations-capacity.

(d)           Distribution substations-capacity.

(e)           Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

 (3)          Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

(4)          Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

(a)           Generating plants-kind and daily capacity;

(b)           Holders-kind and capacity;

(c)           Compressor stations-capacity in horsepower;

(d)           Transmission pipe lines-size, approximate average transmission pressure and the estimated daily delivery capacity of the system:

(e)           Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises; giving names of such companies and other enterprises;

(f)            General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

 (The maps should suitably indicate all properties owned by the company and leased to others, and also all properties leased from others and operated by the company.

Where clarity will not be sacrificed, the information called for under (1) and (2) may be shown on one map and that under (3) and (4) on another map.

All maps should be in black and white, as of a specified recent date and drawn approximately to scale. In order that the geographical relations may be clear, indicate the boundaries of States and principal political subdivisions and locations of the more important municipalities in the region.)

                                Omitted by Permission of the Staff.

EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated.

                None.

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Energy Regulatory Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed."

Exhibit G-1:            Annual Report filed with the New Mexico Public Regulation Commission by Texas-New Mexico Power (Filed under cover of Form SE)

Exhibit G-2:            Annual Report filed with the Public Utility Commission of Texas by Texas-New Mexico Power (Filed under cover of Form SE)

Exhibit G-3:            Annual Report filed with the Public Utility Commission of Texas by First Choice Power (Filed under cover of Form SE)

EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18:

Information regarding the principal sales, service or construction contracts for the Company is available in Item 15 in its Annual Report on Form 10-K for the year ended December 31, 2004 and the Amended Form U-1 (File No. 70-10280) filed by PNM Resources, Inc. on July 26, 2005.

This registration statement comprises:

(a)           Pages numbered 1 to 25 consecutively.

(b)           The following Exhibits: G-1 through G-3

 SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the city of Albuquerque and State of New Mexico on the 6th day of September 2005.

TNP Enterprises, Inc.
(SEAL)	(Name of Registrant)

By /s/ Thomas G. Sategna
(Name)

Attest	Vice President and Controller
(Title)

/s/ Kathleen F. Campbell
(Signature of Assistant Secretary)

Assistant Secretary
(Title)

VERIFICATION

INSTRUCTION,---Form of verification where deponent is officer of a corporation. Suitable changes may be made for other kinds of companies.

State of               New Mexico

County of           Bernalillo

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated September 6, 2005 for and on behalf of (Name of Company) TNP Enterprises, Inc. that he is the (Title of Officer) Vice President and Controller of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

     Signature  /s/ Thomas G. Sategna

       (Type or print name beneath)  Thomas G. Sategna

                                         (Title of Officer)  Vice President and Controller

Subscribed and sworn to before me, a notary public, this 6th  day of September, 2005.

(OFFICIAL SEAL)

My commission expires August 25, 2009                                         /s/ Kathleen F. Campbell
                                                                                                                 Notary Public

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 5 of the Public Utility Holding Company Act of 1935 and Rule 1 under the Act require a registered holding company or a person registering as a company purposing to become a holding company to file Form U5B within 90 days after becoming a registered holding company. The Commission staff uses the information collected to obtain a general picture of the system and certain structural, operational, and financial information regarding the holding company and each of the utility and nonutility subsidiaries. The Commission estimates that the burden for completing this Form will be approximately 79 hours per filing. The information collected on Form U5B is publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507.